Exhibit 99.1

STEALTH BIOTHERAPEUTICS REPORTS

SECOND QUARTER 2020 FINANCIAL RESULTS AND RECENT BUSINESS HIGHLIGHTS

Additional Barth clinical data requested by the FDA; protocol development and NDA preparation ongoing

Phase 2b dry AMD study on-track to complete enrollment by year-end

Elamipretide clinical expansion efforts underway in rare metabolic cardiomyopathies and mitochondrial diseases caused by nuclear mutations affecting DNA synthesis

Additional preclinical data for SBT-272 expected in Second Half 2020

Management to host conference call today at 8:30am ET

BOSTON – August 6, 2020 – Stealth BioTherapeutics Corp (Nasdaq: MITO), a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction, today reported financial results for the second quarter ended June 30, 2020 and provided a corporate update.

“The clinical efficacy data observed in Barth and other mitochondrial diseases caused by nuclear DNA mutations confirm our confidence in developing elamipretide to treat rare genetic diseases with no approved therapies,” said Reenie McCarthy, chief executive officer of Stealth. “We are keenly aware that time is not on the side of patients suffering from these devastating conditions, with recent cardiac-related fatalities of young boys and men in the Barth community underscoring the urgency of effective treatment options.  While the FDA recommends that we bolster our clinical evidence package in Barth prior to submission of an NDA, we remain committed to moving as quickly as possible to address this serious unmet need, and accordingly hope to address the FDA's concern with a proposed post-marketing protocol and potential NDA submission later this year.”

COVID-19 Pandemic Business Update:

Ongoing Clinical Trials

Stealth is committed to advancing its ongoing clinical programs for elamipretide in Barth and dry AMD and to initiating new development efforts in other rare metabolic cardiomyopathies.

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The Company reiterates its previous guidance that full enrollment of its Phase 2b trial in dry AMD is expected at year-end. The trial is over seventy-five percent enrolled, with additional sites expected to open in the coming months to optimize efforts to achieve timely completion. Alternative safety monitoring procedures have been implemented to address COVID-19 related disruptions to normal site visits.

•	The Company’s Phase 1 trial of SBT-272 in healthy volunteers has recommenced dosing, following a pause due to the COVID-19 pandemic.
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The COVID-19 pandemic poses unique challenges to individuals with Barth, whose neutropenia meaningfully increases their susceptibility to infection and whose cardiovascular disease increases the risk of  respiratory disease severity. Pandemic safety guidelines published by the Barth Syndrome Foundation include a recommendation that affected individuals stay home to limit exposures to people who may be infected but do not have symptoms.  The principal investigator for the TAZPOWER trial has suspended all ongoing regular clinic visits in accordance with this guidance, and the Company has implemented alternative safety monitoring procedures, as a result. These safety considerations around patient travel for clinic visits further compromise the practicability of collecting additional controlled clinical data prior to Barth NDA submission.

Second Quarter 2020 and Recent Clinical and Regulatory Highlights

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Type C Meeting.  In July 2020, the Company had a Type C interaction with the Division of Rare Diseases and Medical Genetics (DRDMG) of the FDA regarding the Company’s data in Barth syndrome. DRDMG did not agree that the current data package is sufficient to support an NDA submission and recommended that the Company collect additional controlled clinical data in this indication prior to an NDA submission.  Nevertheless, the Company believes that, with the expanded data and analyses that are provided in an NDA submission, the existing data could meet the requirements for an NDA.  Additionally, although COVID-19-related safety considerations around patient travel for clinic visits further compromise the practicability of collecting additional controlled clinical data at this time, the Company is evaluating protocol designs for a potential post-approval confirmatory study.  Potential trial designs may include a randomized withdrawal trial design and potential additional pediatric dosing initiatives in light of the rare pediatric designation granted by the FDA in February 2020.  The Company plans to initiate such a study following a potential NDA submission later this year, so it would be ongoing should the DRDMG determine that the expanded data and analyses in the Company’s NDA support accelerated approval of elamipretide.
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Announced data regarding improvement in key metabolites in Barth. In July 2020, the Company presented data at the Barth Syndrome Foundation’s 2020 Symposium highlighting that treatment with elamipretide during the double-blind, placebo-controlled portion of the TAZPOWER clinical trial resulted in significant changes relative to placebo in several key metabolite classes including plasma acylcarnitines (fatty acid metabolism), ketones, amino acids and citric acid cycle intermediates, which are consistent with improved mitochondrial function. Elevated plasma acylcarnitines reflect impaired or incomplete mitochondrial fatty acid oxidation and have been linked to cardio-metabolic diseases, such as Barth.

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Reported additional encouraging data regarding improvement in cardiac function in Barth.  In July 2020, investigators from Johns Hopkins presented data at the Barth Syndrome Foundation’s 2020 Symposium showing that treatment with elamipretide through week 36 of the TAZPOWER open-label extension (OLE) was associated with significant improvement in the slope of change from baseline for left ventricular stroke volume (p=0.0001), left ventricular end diastolic (p=0.0004) and end systolic (p=0.0098) volumes, as well as trends toward improvement in other echocardiographic parameters. Together, the data suggest that prolonged treatment with elamipretide may lead to cardiac reverse remodeling. The Company has also shared data through week 72 of the TAZPOWER OLE showing durability of these cardiac improvements, including sustained significant improvement in the slope of change from baseline for left ventricular stroke volume (p<0.0001), and left ventricular end diastolic (p<0.0001) and end systolic (p=0.0002) volumes. An analysis comparing these improvements in left ventricular stroke volume to age-matched natural history controls (n=12) under the Company’s natural history comparative control efficacy study confirmed that these improvements (+1.92mL at week 72 OLE) are not expected in the natural course of the disease, in which stroke volume is expected to decline (-4.8mL) over a comparable time-period (p=0.002).  Stroke volume is a key component of ejection fraction and cardiac output, both of which have been correlated with cardiac outcomes in heart failure.

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Announced improvement in replisome-related mitochondrial myopathies.  In June 2020, the Company announced at the United Mitochondrial Disease Foundation’s PowerSurge 2020 Virtual Symposium that additional analyses of data from its Phase 3 trial in primary mitochondrial myopathy showcased trends toward improvement in six minute walk test (6MWT) in a pre-specified subgroup of patients with nuclear genetic mutations, with a significant increase (p=0.05) of 27.8 meters in elamipretide-treated patients relative to 3.7 meters in placebo-treated patients who met protocol requirements (n=51). Among these patients, those with nuclear DNA mutations affecting mitochondrial DNA replication, or replisome activity, which included patients with disorders arising from mutations in polymerase gamma, or POLG-related disorders, showed the greatest improvement.  The Company is evaluating potential clinical development opportunities for these patients, whose clinical symptoms typically include mitochondrial myopathy, ataxia, peripheral neuropathy and chronic progressive ophthalmoplegia.

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Metabolic cardiomyopathy clinical advisory board meeting.  In June 2020, the Company hosted a clinical advisory board meeting co-chaired by Dr. Eve E. Slater and chief clinical development officer of Stealth, Jim Carr and involving 16 external thought leaders with expertise in Duchenne muscular dystrophy (DMD), mitochondrial cardiomyopathy, and/or heart failure to discuss its planned development efforts in cardiomyopathy associated with DMD.  The expert consensus from the meeting is that mitochondrial dysfunction is central to the pathology of DMD cardiomyopathy and that elamipretide may be beneficial to treat this devastating and life-limiting sequalae of the disease.  The Company plans to launch early development efforts to commence a Phase 2 clinical trial in DMD in 2021.

Second Quarter 2020 and Recent Financial Highlights

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Amended Term Loan Facility with Hercules Capital, Inc. In July 2020, the Company amended its Term Loan Facility with Hercules Capital, Inc. to defer the current principal payments until the second quarter of 2021, instituting a seven month interest-only repayment schedule which extends the Company’s financial runway further into 2021.

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Announced up to $20 million Lincoln Park facility.  In June 2020, the Company entered into a common stock purchase agreement with Lincoln Park Capital Fund, LLC for up to $20 million, providing additional access to capital to strategically fund advancement of elamipretide and SBT-272 clinical development.

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Closed $20 million private placement.  In April 2020, the Company closed a $20 million private placement with Morningside Venture (I) Investments Limited, extending the Company’s financial runway into 2021.

Key Upcoming Milestones

•	Initiation of an open-label clinical study in Friedreich’s ataxia anticipated by year-end 2020.
•	Submission of clinical protocol to generate post-approval controlled data in Barth syndrome and potential NDA submission anticipated by year-end 2020.
•	Completion of enrollment of Phase 2 clinical trial in dry AMD expected by year-end 2020.

•	Announcement of pre-clinical data for SBT-272 for the treatment of amyotrophic lateral sclerosis and multiple systems atrophy and for SBT-259 in Charcot-Marie-Tooth disease expected by year-end 2020.

Financial Results for the Three Months Ended June 30, 2020

Cash Position:  Cash and cash equivalents were $31.8 million at June 30, 2020, compared to $50.8 million at December 31, 2019.

Research and Development (R&D) Expenses:

R&D expenses were $7.4 million for the three months ended June 30, 2020, compared to $9.4 million for the same period in 2019. The decrease was primarily due to a $2.8 million net decrease in employee and consultant related costs attributable to the strategic repositioning implemented by the Company in the first quarter of 2020, a $0.8 million decrease in contract manufacturing, and a $0.1 million decrease in regulatory costs. These decreased costs were offset in part by a $1.7 million net increase in clinical trial costs due to timing of trials.

General and Administrative (G&A) Expenses:

G&A expenses were $4.5 million for the three months ended June 30, 2020, compared to $6.1 million for the same period in 2019. The decrease in administrative expenses was attributed to a $0.9 million net decrease in employee and consultant related costs  primarily attributable to the strategic repositioning implemented by the Company in the first quarter of 2020, and a decrease of $1.0 million in pre-commercial activities also driven by the strategic repositioning. These decreased costs were offset in part by a $0.3 million increase in professional services and activities attributable to operating as a public company.

Other Expense, Net:

Other expense was $0.4 million for the three months ended June 30, 2020, compared to $0.3 million for the same period in 2019. The increase in other expense is primarily attributed to a $0.3 million decrease in interest income offset in part by a $0.2 million decrease in interest expense.

Net Loss:

Net loss was $12.4 million, or $0.02 basic and diluted net loss per ordinary share, for the three months ended June 30, 2020, as compared to $15.8 million, or $0.04 basic and diluted net loss per ordinary share, for the same period in 2019. The decreased loss was primarily attributable to a decrease in operating costs of $3.5 million and a net increase in other expenses of $0.1 million.

Conference Call

Management will host a conference call today at 8:30 am ET to discuss the financial results and provide a general business update. The call can be accessed by dialing (800) 768-3395 or (212) 231-2919 (international) and referencing conference ID 21966839 . A live audio webcast of the event can be accessed by visiting the Investors & News section of Stealth's Investor website, https://investor.stealthbt.com/. A replay of the webcast will be archived on Stealth's website for 30 days following the event.

About Stealth

We are a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body's main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases and are involved in many common age-related diseases, typically involving organ systems with high energy demands such as the heart, the eye, and the brain. We believe our lead product candidate, elamipretide, has the potential to treat both rare metabolic cardiomyopathies, such as Barth, Duchenne and Becker muscular dystrophies and Friedreich's ataxia, rare mitochondrial diseases entailing nuclear DNA mutations, such as POLG-related disorders, as well as ophthalmic diseases entailing mitochondrial dysfunction, such as dry age-related macular degeneration and Leber's hereditary optic neuropathy. We are evaluating our second-generation clinical stage candidate, SBT-272, for rare neurodegenerative disease indications following promising preclinical data in amyotrophic lateral sclerosis, or ALS. We have optimized our discovery platform to identify novel mitochondria-targeted compounds, including SBT-259, the SBT-550 series of compounds, and other compounds which may be nominated as therapeutic product candidates or utilized as scaffolds to deliver other compounds to mitochondria.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995.  Such forward-looking statements include those regarding Stealth BioTherapeutics' plans, strategies and expectations for its preclinical and clinical advancement of its drug development programs, including its ongoing clinical trials of elamipretide and planned clinical trial of SBT-272; its plans for the potential submission of an NDA; the potential benefits of Stealth BioTherapeutics' product candidates; its key milestones for 2020 and 2021; its plans regarding future data presentations; and its financial guidance regarding the period in which it will have capital available to fund its operations.  Statements that are not historical facts, including statements about Stealth BioTherapeutics' beliefs, plans and expectations, are forward-looking statements.  The words "anticipate," "expect," "hope," "plan," "potential," "possible," "will," "believe," "estimate," "intend," "may," "predict," "project," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.   Stealth BioTherapeutics may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements.  Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including:  Stealth BioTherapeutics' ability to obtain additional funding and to continue as a going concern; the impact of the COVID-19 pandemic; the ability to successfully demonstrate the efficacy and safety of Stealth BioTherapeutics' product candidates and future product candidates;  the preclinical and clinical results for Stealth BioTherapeutics' product candidates, which may not support further development and marketing approval; the potential advantages of Stealth BioTherapeutics' product candidates; the content and timing of decisions made by the U.S. FDA, the EMA or other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies, which may affect the initiation, timing and progress of preclinical studies and clinical trials of Stealth BioTherapeutics product candidates; Stealth BioTherapeutics' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials; unplanned cash requirements and expenditures; competitive factors; Stealth BioTherapeutics' ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates it is developing; and general economic and market conditions.  These and other risks are described in greater detail under the caption "Risk Factors" included in the Stealth BioTherapeutics' most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC"), as well as in any future filings with the SEC.   Forward-looking statements represent management's current expectations and are inherently uncertain. Except as required by law, Stealth BioTherapeutics does not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Investor Relations

Stern Investor Relations

Janhavi Mohite, 212-362-1200

IR@StealthBT.com

STEALTH BIOTHERAPEUTICS CORP

Condensed Consolidated Statements of Operations

(in thousands, except share and per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Operating expenses:
Research and development	$7,405	$9,366	$17,252	$23,694
General and administrative	4,523	6,064	9,703	10,221
Total operating expenses	11,928	15,430	26,955	33,915
Loss from operations	(11,928)	(15,430)	(26,955)	(33,915)
Other income (expense):
Loss on extinguishment of debt	—	—	—	(22,700)
Change in fair value of derivative liability	—	—	—	2,782
Change in fair value of warrant liability	—	—	—	(300)
Interest income	14	342	137	550
Interest expense and other	(455)	(662)	(1,091)	(5,345)
Total other expense	(441)	(320)	(954)	(25,013)
Net loss attributable to ordinary shareholders	$(12,369)	$(15,750)	$(27,909)	$(58,928)
Net loss per share attributable to ordinary shareholders — basic and diluted	$(0.02)	$(0.04)	$(0.06)	$(0.18)
Weighted average ordinary shares used in net loss per share attributable to ordinary shareholders — basic and diluted	575,390,241	420,399,807	506,055,526	320,771,044

STEALTH BIOTHERAPEUTICS CORP

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	June 30,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$31,834	$50,768
Prepaid expenses and other current assets	1,082	1,630
Total current assets	32,916	52,398
Property and equipment, net	224	345
Deferred financing costs	535	—
Total assets	$33,675	$52,743
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$5,003	$9,520
Accrued expenses and other current liabilities	5,333	8,495
Accrued interest payable	1,344	1,219
Current portion of long-term debt	10,410	14,716
Total current liabilities	22,090	33,950
Long-term debt, less current portion	—	1,526
Total liabilities	22,090	35,476
Total shareholders’ equity	11,585	17,267
Total liabilities and shareholders’ equity	$33,675	$52,743